Delisting Determination, The Nasdaq Stock Market, LLC,
July 1, 2020, Reebonz Holding Limited. The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the ordinary shares of Reebonz Holding Limited (the Company), effective at the opening of the trading session on July 13, 2020.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5450(b)(2)(C).
The Company was notified of the Staff determination on February 27, 2020. The Company appealed the determination to a Hearing Panel on March 5, 2020. On April 28,
2020, upon review of the information provided by the Company, the Panel issued a decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on April 30, 2020.
The Listing Council did not call the matter for review.
The Staff determination to delist the Company became final on June 12, 2020.